Exhibit 1

Operating and Financial Review for the period ended 30 June 2019

Six months ended June 2019 compared with six months ended June 2018

Introduction

Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings, estimated net new billings, free cash flow, and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 8 to 11.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Review of Group results

Revenue

Revenue was up 1.6% at £7.616 billion. Revenue on a constant currency basis was flat compared with last year, the difference to the reported number reflecting the weakening of the pound sterling in the first half, primarily against the US dollar and euro. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was up 0.1% in the second quarter, a significant improvement compared with the first quarter of -1.3%, giving -0.6% for the first half.

Billings were down 0.5% at £26.533 billion and down 2.0% in constant currency. Estimated net new business billings of $2.934 billion were won in the first half of the year, a return to a strong performance.

Costs of services, general and administrative costs

Costs of services increased by 2.8% in the first half of 2019 to £6,390 million from £6,219 million in the first half of 2018. General and administrative costs increased by 27.9% in the first half of 2019 to £553 million from £432 million in the first half of 2018. In the first half of 2019, the Group generated gains of £65 million, primarily relating to the gains on disposal of investments and subsidiaries and the gain on sale of freehold property in New York, offset by restructuring and transformation costs of £55 million, the majority of which comprise severance costs arising from the continuing structural review of parts of the Group’s operations. This compares with gains on disposal of investments and subsidiaries of £190 million primarily related to the Group’s interest in Globant S.A. and restructuring costs of £46 million predominantly comprised of severance costs arising from a structural reassessment of certain of the Group’s operations in the first half of 2018.

Operating profitability

Operating profit was £673 million, down 20.1%, down 21.0% in constant currency. The implementation of IFRS 16 on 1 January 2019 resulted in an increase to operating profit of £33.7 million. Further information on the implementation of IFRS 16 is provided in note 2 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2. Headline operating profit was £730 million, down 6.8%, down 8.0% in constant currency. Profit before interest and taxation was down 20.0% to £681 million from £851 million, down 20.9% in constant currency. Headline PBIT was down 8.5% to £751 million from £821 million, down 9.6% in constant currency. Profit for the period was down 50.5% to £349 million, down 51.2% in constant currency.

Interest and taxes

Net finance costs, finance and investment income less finance costs (excluding the revaluation of financial instruments), were £146 million compared to £86 million in the first half of 2018, an increase of £60 million, or 69.5%. This reflects additional interest expense related to lease liabilities of £52 million following the adoption of IFRS 16, approximately £10 million of one-off charges (mainly relating to the write-off of unamortised fees and discount upon issue on bonds repaid early) and £4 million of higher interest costs on US dollar swaps, which more than offset the lower interest costs on approximately £700 million of lower average debt.

The tax rate on profit before tax increased by 10.2% to 26.9% (2018: 16.7%), largely because the first half of 2018 included gains on disposal of investments and subsidiaries which were not taxable.

Earnings and dividend

Profit before tax was down 43.5% to £478 million from £846 million and down 44.1% in constant currency. This reflected the significant decrease in the gains on disposal of investments and subsidiaries in the first half of 2019 compared with the first half of last year and a charge on the revaluation of financial instruments versus a credit in 2018. Profits attributable to equity shareholders fell by 53.5% to £312 million from £672 million, again reflecting the impact of the gains on disposal of investments and subsidiaries and the change on the revaluation of financial instruments noted above. In constant currency, profits attributable to equity shareholders fell by 54.3%. Headline profit before tax was down 17.6% to £605 million from £735 million and down 18.4% in constant currency.

Diluted earnings per share fell by 53.6% to 24.8p from 53.4p and by 54.3% in constant currency, primarily as a result of the smaller gains on disposal of investments and subsidiaries in the first half of 2019 compared with the first half of 2018. In addition, the implementation of IFRS 16 on 1 January 2019 resulted in a decrease to diluted earnings per share of 0.8p.

Given the first half results, the Board considers it appropriate to declare an interim dividend of 22.7p per share, the same as last year. The record date for the interim dividend is 4 October 2019, payable on 4 November 2019.

Restructuring and Transformation Update

As part of the restructuring plan outlined in the investor day presentation in December 2018, the Group has exceeded its target of 100 office mergers, with 102 completed or in progress; 68 offices have been closed or are in the process of closing against a target of 80; and approximately 3,100 of the 3,500 planned redundancies have been implemented. The anticipated gross savings remain in line with the £160 million estimate in December 2018. A proportion of these gross savings will be reinvested in talent and technology development.

The Group’s disposal programme is substantially complete, but the Group will continue to review its portfolio to maximise value for shareholders. In July, it was announced that the Group had reached agreement to sell a 60% stake in Kantar to Bain Capital Private Equity to form a strong partnership to accelerate Kantar’s development. In addition to the potential in the Group’s remaining 40% investment in Kantar, the net cash proceeds of approximately $3.1 billion will allow it to reduce its debt significantly while also returning approximately $1.2 billion to WPP shareholders. Other disposals in the first half, including investments in The Farm, Chime and freehold property in New York realised £304 million. Including Kantar, the total proceeds from all disposals in the last 18 months amount to approximately £3.6 billion.

Regional review

The following tables give details of revenue and revenue less pass-through costs, revenue and revenue less pass-through costs growth, as well as the proportion of Group revenue and revenue less pass-through costs by region for the second quarter and first half of 2019. Headline operating profit and headline operating profit margin by region are provided in note 7 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2019	Reported revenue change three months ended 30 June 2019	Constant currency revenue change three months ended 30 June 2019	Like-for-like revenue change three months ended 30 June 2019	As a % of total Group revenue three months ended 30 June 2019	Three months ended 30 June 2018	As a % of total Group revenue three months ended 30 June 2018
	£m					£m
N. America	1,351	0.4%	-5.0%	-6.2%	33.5%	1,346	34.2%
United Kingdom	576	2.9%	2.9%	3.3%	14.3%	560	14.2%
W. Cont. Europe	859	1.2%	1.8%	0.9%	21.3%	850	21.6%
AP, LA, AME, CEE[1]	1,242	5.1%	5.2%	5.6%	30.9%	1,182	30.0%
Total Group	4,028	2.3%	0.6%	0.1%	100.0%	3,938	100.0%

Note

[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2019	Reported revenue change six months ended 30 June 2019	Constant currency revenue change six months ended 30 June 2019	Like-for-like revenue change six months ended 30 June 2019	As a % of total Group revenue six months ended 30 June 2019	Six months ended 30 June 2018	As a % of total Group revenue six months ended 30 June 2018
	£m					£m
N. America	2,592	-0.2%	-6.0%	-7.2%	34.1%	2,598	34.7%
United Kingdom	1,104	1.1%	1.1%	1.2%	14.5%	1,092	14.6%
W. Cont. Europe	1,625	0.9%	2.2%	1.1%	21.3%	1,610	21.5%
AP, LA, AME, CEE	2,295	4.6%	5.3%	5.7%	30.1%	2,193	29.2%
Total Group	7,616	1.6%	0.0%	-0.6%	100.0%	7,493	100.0%

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2019	Reported revenue less pass-through costs change three months ended 30 June 2019	Constant currency revenue less pass-through costs change three months ended 30 June 2019	Like-for-like revenue less pass-through costs change three months ended 30 June 2019	As a % of total Group revenue less pass-through costs three months ended 30 June 2019	Three months ended 30 June 2018	As a % of total Group revenue less pass-through costs three months ended 30 June 2018
	£m					£m
N. America	1,114	1.3%	-4.1%	-5.3%	34.6%	1,100	34.4%
United Kingdom	431	0.7%	0.7%	1.3%	13.4%	428	13.4%
W. Cont. Europe	690	-0.4%	0.1%	0.0%	21.4%	693	21.6%
AP, LA, AME, CEE[2]	988	0.8%	1.2%	1.2%	30.6%	980	30.6%

Notes

[1]  Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 4 to the consolidated financial statements for more details of the pass-through costs.

[2]  Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2019	Reported revenue less pass-through costs change six months ended 30 June 2019	Constant currency revenue less pass-through costs change six months ended 30 June 2019	Like-for-like revenue less pass-through costs change six months ended 30 June 2019	As a % of total Group revenue less pass-through costs six months ended 30 June 2019	Six months ended 30 June 2018	As a % of total Group revenue less pass-through costs six months ended 30 June 2018
	£m					£m
N. America	2,157	0.1%	-5.7%	-6.9%	35.1%	2,155	35.0%
United Kingdom	831	-0.2%	-0.2%	0.2%	13.5%	833	13.5%
W. Cont. Europe	1,306	-1.0%	0.2%	-0.1%	21.2%	1,319	21.5%
AP, LA, AME, CEE	1,855	0.7%	1.6%	1.7%	30.2%	1,842	30.0%

North America improved significantly in the second quarter, although still down compared with last year and remains the weakest performing region. The impact of assignment losses among automotive, pharmaceutical and FMCG clients in 2018 continues, but at a slower rate than the first quarter. This performance is in line with our budgets. In the second quarter, like-for-like revenue less pass-through costs was down 5.3%, compared with -8.5% in the first quarter, with all sectors, particularly the Group’s global integrated agencies and data investment management, improving compared with the first quarter.

United Kingdom like-for-like revenue less pass-through costs was up 1.3% in the second quarter, a significant improvement on the -0.9% in the first quarter, with improvement in the Group’s global integrated agencies, partly offset by data investment management and some of the Group specialist agencies.

Western Continental Europe improved slightly in the second quarter, with like-for-like revenue less pass-through costs flat, compared with -0.3% in the first quarter. Belgium, France, Italy, and Turkey performed particularly well, partly offset by Germany which was slower.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was up 1.2% in the second quarter compared with 2.3% in the first quarter, with improvement in Latin America, Africa & the Middle East and Central & Eastern Europe, offset by slower growth in Asia Pacific. In Asia Pacific, India and Singapore showed continued improvement offset by mainland China. On the same basis, growth in Latin America remained strong, well above the first quarter, with like-for-like revenue less pass-through costs up over 9%. Africa & the Middle East improved significantly with like-for-like revenue less pass-through costs almost flat compared with the first quarter of almost -5%.

Reportable segments review

As outlined in the Group’s RNS statement on 5 August (included in a report on Form 6-K filed on 8 August 2019) and following a review of the appropriateness of the existing sector reporting, this has been changed to bring them into line with the various structural changes that have taken place over the last year and the simplification of the Group’s structure. The tables below reflect these changes, which do not impact the overall Group financial statements or the geographic reporting shown above. The figures for 2018 have been restated to reflect these changes.

The following tables give details of revenue and revenue less pass-through costs, revenue and revenue less pass-through costs growth, as well as the proportion of Group revenue and revenue less pass-through costs by business sector for the second quarter and first half of 2019. Headline operating profit and headline operating profit margin by business sector for the first half of 2019 are also provided below.

Revenue analysis

	Three months ended 30 June 2019	Reported revenue change three months ended 30 June 2019	Constant currency revenue change three months ended 30 June 2019	Like-for-like revenue change three months ended 30 June 2019	As a % of total Group revenue three months ended 30 June 2019	Three months ended 30 June 2018	As a % of total Group revenue three months ended 30 June 2018
	£m					£m
GIA[1]	2,628	4.3%	2.4%	1.5%	65.2%	2,521	64.0%
Data Inv. Mgt.[2]	653	2.9%	2.1%	2.0%	16.2%	635	16.1%
PR3	243	2.7%	-0.4%	-2.0%	6.1%	237	6.0%
SA4	504	-7.5%	-9.1%	-7.8%	12.5%	545	13.9%
Total Group	4,028	2.3%	0.6%	0.1%	100.0%	3,938	100.0%

Notes

[1]	Global Integrated Agencies
[2]	Data Investment Management
[3]	Public Relations
[4]	Specialist Agencies

	Six months ended 30 June 2019	Reported revenue change six months ended 30 June 2019	Constant currency revenue change six months ended 30 June 2019	Like-for-like revenue change six months ended 30 June 2019	As a % of total Group revenue six months ended 30 June 2019	Six months ended 30 June 2018	As a % of total Group revenue six months ended 30 June 2018
	£m					£m
GIA	4,873	2.5%	0.7%	0.1%	64.0%	4,756	63.5%
Data Inv. Mgt.	1,248	1.8%	1.3%	1.2%	16.4%	1,226	16.4%
PR	472	3.9%	0.8%	-1.1%	6.2%	454	6.0%
SA	1,023	-3.2%	-4.9%	-5.3%	13.4%	1,057	14.1%
Total Group	7,616	1.6%	0.0%	-0.6%	100.0%	7,493	100.0%

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2019	Reported revenue less pass-through costs change three months ended 30 June 2019	Constant currency revenue less pass-through costs change three months ended 30 June 2019	Like-for-like revenue less pass-through costs change three months ended 30 June 2019	As a % of total Group revenue less pass-through costs three months ended 30 June 2019	Three months ended 30 June 2018	As a % of total Group revenue less pass-through costs three months ended 30 June 2018
	£m					£m
GIA[2]	2,051	1.8%	0.1%	-0.3%	63.6%	2,013	62.9%
Data Inv. Mgt.[3]	495	1.4%	0.7%	0.5%	15.4%	488	15.2%
PR4	228	2.0%	-0.9%	-2.6%	7.1%	224	7.0%
SA5	449	-5.5%	-7.3%	-7.1%	13.9%	476	14.9%

Notes

[1]

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 4 to the consolidated financial statements for more details of the pass-through costs.

[2]	Global Integrated Agencies
[3]	Data Investment Management
[4]	Public Relations
[5]	Specialist Agencies

	Six months ended 30 June 2019	Reported revenue less pass-through costs change six months ended 30 June 2019	Constant currency revenue less pass-through costs change six months ended 30 June 2019	Like-for-like revenue less pass- through costs change six months ended 30 June 2019	As a % of total Group revenue less pass-through costs six months ended 30 June 2019	Six months ended 30 June 2018	As a % of total Group revenue less pass-through costs six months ended 30 June 2018
	£m					£m
GIA	3,858	0.4%	-1.4%	-1.8%	62.8%	3,844	62.5%
Data Inv. Mgt.	949	1.0%	0.6%	0.4%	15.4%	940	15.3%
PR	442	2.8%	-0.1%	-1.5%	7.2%	430	7.0%
SA	900	-3.8%	-5.5%	-5.7%	14.6%	935	15.2%

Headline operating profit analysis

	Headline operating profit six months ended 30 June 2019	Headline operating profit margin[1] six months ended 30 June 2019	Headline operating profit six months ended 30 June 2018	Headline operating profit margin[1] six months ended 30 June 2018
	£m	%	£m	%
GIA	471	12.2	485	12.6
Data Inv. Mgt.	101	10.7	110	11.7
PR	70	15.7	69	16.0
SA	88	9.7	119	12.7
Total Group	730		783

Note

[1]	Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

In the second quarter of 2019, like-for-like revenue less pass-through costs in the Group’s global integrated agencies was -0.3%, a significant improvement on the -3.4% in the first quarter. All of the agencies within this segment improved over the first quarter, particularly at VMLY&R, Ogilvy, Grey and GroupM. Headline operating profit margin went down 0.4 margin points from 12.6% for the six months ended 30 June 2018 to 12.2% for the six months ended 30 June 2019. As a result, headline operating profit was down £14 million from £485 million for the six months ended 30 June 2018 to £471 million for the six months ended 30 June 2019.

Data investment management showed some improvement in the second quarter, with like-for-like revenue less pass-through costs up 0.5% compared with 0.2% in the first quarter, with Insights showing the biggest improvement. North America and Western Continental Europe improved with the United Kingdom and Asia Pacific slower. Headline operating profit margin was down 1.0 margin point from 11.7% for the six months ended 30 June 2018 to 10.7% for the six months ended 30 June 2019. As a result, headline operating profit was down £9 million from £110 million for the six months ended 30 June 2018 to £101 million for the six months ended 30 June 2019.

Public relations slowed in the second quarter with like-for-like revenue less pass-through costs down 2.6%, compared with -0.4% in the first quarter. This was driven by weaker performance in the Group’s financial public relations businesses in the United Kingdom and Germany, partly the result of strong comparatives in the second quarter of 2018. Headline operating profit margin was down 0.3 margin points from 16.0% for the six months ended 30 June 2018 to 15.7% for the six months ended 30 June 2019. As a result of the above and foreign exchange, headline operating profit was up £1 million from £69 million for the six months ended 30 June 2018 to £70 million for the six months ended 30 June 2019.

In the Group’s specialist agencies, like-for-like revenue less pass-through costs was down 7.1%, compared with -4.3% in the first quarter. The Group’s specialist agencies includes the specialist global Ford agency, GTB, and reflects the loss of the omni-channel work in the second half of last year. Headline operating profit margin was down 3.0 margin points from 12.7% for the six months ended 30 June 2018 to 9.7% for the six months ended 30 June 2019. As a result, headline operating profit was down £31 million from £119 million for the six months ended 30 June 2018 to £88 million for the six months ended 30 June 2019.

Cash Flow and Balance Sheet

The Group’s unaudited consolidated interim cash flow statement, balance sheet and notes as at 30 June 2019 are provided in Exhibit 2.

In the first half of 2019, operating profit was £673 million, depreciation, amortisation and goodwill impairment £360 million, earnout payments £58 million, non-cash share-based incentive charges £33 million, working capital and provisions outflow £779 million, net interest paid £75 million, tax paid £261 million, lease liabilities (including interest) paid £156 million, capital expenditure £167 million and other net cash outflows £83 million. Free cash flow available was, therefore, an outflow of £513 million, consistent with our usual seasonal pattern of outflow in the first half of the year.

This free cash flow outflow was offset by £278 million in net cash acquisition payments and disposal proceeds (of which £111 million of net acquisition proceeds and £167 million proceeds from disposal of property). As a result, total net cash outflow amounted to £235 million.

Debt financing at 30 June 2019 was £6.444 billion, compared to £6.853 billion on 30 June 2018, a decrease of £409 million. Net debt at 30 June 2019 was £4.271 billion, compared to £4.742 billion on 30 June 2018, at 2019 exchange rates, a decrease of £471 million. The decrease in the net debt figure at 30 June 2019 reflects £304 million proceeds in relation to disposal of the Group’s interest in certain associates and investments, together with property in New York, offset by lower profitability. Average net debt in the first six months of 2019 was £4.384 billion, compared to £5.093 billion in 2018, at 2019 exchange rates, a decrease of £709 million. This improvement is largely explained by the disposal of various non-core associates and subsidiaries in 2018 and the first half of 2019 (together with one of the Group’s freehold properties in New York), which in aggregate realised £986 million. No shares were repurchased in the first half of 2019.

NON-GAAP INFORMATION

As introduced on page 1, the following are the Group’s Non-GAAP performance measures.

Constant currency

The consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue, profit, and other relevant financial statement line items from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2019 exchange rates to local currency reported results for the current and prior year which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing pro-forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue growth for the three month and six month periods ended 30 June 2019 and 2018, to like-for-like revenue growth for the same periods.

	Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue
	£m	%	£m	%
2018 Reported	3,938		7,493
Impact of exchange rate changes	67	1.7	120	1.6
Changes in scope of consolidation	19	0.5	48	0.6
Like-for-like growth	4	0.1	(45)	(0.6)
2019 Reported	4,028	2.3	7,616	1.6

Headline operating profit

Headline operating profit is one of the measures that management uses to assess the performance of the business.

Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of operating profit to headline operating profit is provided in note 22 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2.

Headline PBIT

Headline PBIT is one of the measures that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Profit before interest and taxation	681.0	851.3	1,474.9
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Goodwill impairment	—	—	183.9
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Investment write-downs	—	1.5	2.0
Litigation settlement	(16.8)	—	—
Gain on sale of freehold property in New York	(7.9)	—	—
Restructuring and transformation costs	55.4	45.5	302.3
Share of exceptional losses of associates	13.3	28.4	41.7
Headline PBIT	750.9	820.7	2,047.3

Headline PBT

Headline PBT is one of the measures that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Profit before taxation	478.2	846.5	1,463.3
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Goodwill impairment	—	—	183.9
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Investment write-downs	—	1.5	2.0
Restructuring and transformation costs	55.4	45.5	302.3
Share of exceptional losses of associates	13.3	28.4	41.7
Litigation settlement	(16.8)	—	—
Gain on sale of freehold property in New York	(7.9)	—	—
Revaluation of financial instruments	57.2	(81.1)	(172.9)
Headline PBT	605.3	734.8	1,862.8

Billings

Billings is one of the metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Estimated net new billings is one of the metrics that management uses to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash flow from operating activities plus proceeds from the issue of shares, less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets, repayment of lease liabilities, and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash flow from operating activities to free cash flow is shown below:

	Six months ended 30 June 2019	Six months ended 30 June 2018[1]	Year ended 31 December 2018[2]
	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(126.4)	72.9	1,693.8
Share option proceeds	0.2	0.7	1.2
Earnout payments	(57.9)	(38.0)	(120.2)
Purchase of property, plant and equipment	(145.9)	(158.0)	(314.8)
Purchase of other intangible assets (including capitalised computer software)	(21.1)	(20.3)	(60.4)
Repayment of lease liabilities	(103.8)	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	(58.5)	(65.8)	(106.2)
Free cash flow	(513.4)	(208.5)	1,093.4

Notes

[1]

Prior period free cash flow has been re-presented to exclude proceeds on disposal of property, plant and equipment, include movements in working capital and provisions, and adjust for earnout payments.

[2]	Prior period free cash flow has been re-presented to exclude proceeds on disposal of property, plant and equipment.

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others–though our cash resources could be used to repay the debt concerned.

Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average net debt is calculated as the average daily net borrowings of the Group. Net debt excludes lease liabilities.

The following table is an analysis of net debt:

	30 June 2019	30 June 2018	31 December 2018
	£m	£m	£m
Cash and short-term deposits	2,173.2	2,221.0	2,643.2
Bank overdrafts, bonds and bank loans due within one year	(1,134.8)	(319.5)	(1,025.1)
Bonds and bank loans due after one year	(5,309.4)	(6,533.4)	(5,634.8)
Net debt	(4,271.0)	(4,631.9)	(4,016.7)